SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Discovery Laboratories, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   254668 10 6
                                 (CUSIP Number)

                           Lindsay A. Rosenwald, M.D.
                         787 Seventh Avenue, 48th Floor
                            New York, New York 10019
                                 (212) 554-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 25, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

                                                         |_|

Check the following box if a fee is being paid with this Statement:

                                                         |_|

                                  SCHEDULE 13D

CUSIP NO. 254668 10 6

1 NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Lindsay A. Rosenwald, M.D.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) __
    (b) __

3 SEC USE ONLY

4 SOURCE OF FUNDS
      PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

6 CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

Number of     7    SOLE VOTING POWER                   111
Shares
Beneficially  8    SHARED VOTING POWER                 1,089,298(1)
Owned by      9    SOLE DISPOSITIVE POWER              111
Reporting    10    SHARED DISPOSITIVE POWER            1,089,298
Person With

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,089,409

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_|

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.3%

14 TYPE OF REPORTING PERSON*
      IN

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(1)   Includes 26,628 shares of common stock held by the Aries Domestic Fund,
      L.P. ("Aries Domestic") and 61,292 shares of common stock held by The Aries Fund, a Cayman Island Trust ("Aries Fund"). Dr. Rosenwald is the president and sole shareholder of Paramount Capital Asset Management, Inc. ("Paramount Capital"), the general partner of Aries Domestic and the investment manager of Aries Fund. Paramount Capital and Dr. Rosenwald share the power to vote, direct the vote of, dispose or direct the disposition of the shares held by Aries Domestic and Aries Fund, respectively.

                                  SCHEDULE 13D

CUSIP NO. 254668 10 6

1 NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      RAQ, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) __
    (b) __

3 SEC USE ONLY

4 SOURCE OF FUNDS
  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

6 CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

Number of     7    SOLE VOTING POWER                   NONE
Shares
Beneficially  8    SHARED VOTING POWER                 1,001,738
Owned by      9    SOLE DISPOSITIVE POWER              NONE
Reporting     10   SHARED DISPOSITIVE POWER            1,001,738
Person With

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,001,738

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_|

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.6%

14 TYPE OF REPORTING PERSON*
      OO

Item 1. Security and Issuer.
        Common Stock, $.001 par value ("Discovery Common")

        Discovery Laboratories, Inc. (the "Company")
        509 Madison Avenue, 14th Floor
        New York, New York 10022

Item 2. Identity and Background.

      Names of Person Filing:

      (a) This statement is filed on behalf of RAQ, LLC ("RAQ") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald") (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

      (b) Each of RAQ and Dr. Rosenwald has a business address at 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

      (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and sole shareholder of Paramount Capital Asset Management, Inc., a Subchapter S corporation incorporated in Delaware ("Paramount Capital"). Dr. Rosenwald is the managing member of RAQ,2 which is a member-managed limited liability company formed under the laws of the State of New York. Paramount Capital is the general partner in Aries Domestic Fund, L.P., a Delaware limited partnership ("Aries Domestic"). Paramount Capital is the investment manager to The Aries Trust, a Cayman Islands Trust ("Aries Trust").

      (d) Dr. Rosenwald and RAQ and its officers, directors, and managing members have not been, during the five years prior to the date hereof, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Dr. Rosenwald and RAQ and its officers, directors, and managing members have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Dr. Rosenwald is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

            On November 25, 1997, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 16, 1997, between Ansan
Pharmaceuticals, Inc., a Delaware corporation ("Ansan") and Discovery Laboratories, Inc., a former Delaware corporation ("Old Discovery"), Old

----------
(2) Please see the attached Exhibit B indicating the managing members, executive officers and directors of RAQ and providing information called for by Items 2-6 of this statement as to said managing members, officers and directors. Exhibit B is herein incorporated by reference.

Discovery merged with and into the Ansan (the "Merger"). In connection with the Merger, Ansan changed its name to Discovery Laboratories, Inc. Concurrently with the effectiveness of the Merger, the Company effected a 1-for-3 reverse split (the "Reverse Split") of its outstanding shares of Discovery Common Stock. Dr. Rosenwald, through Aries Trust, Aries Domestic and RAQ received the securities canceled in the Merger. As a consequence of the Merger and the Reverse Split, each of RAQ's and Dr. Rosenwald's, through Aries Trust's and Aries Domestic's, shares of Old Discovery Common Stock, par value $0.001 were exchanged for
0.389157 shares of Discovery Common.

      Additionally, Dr. Rosenwald holds options to purchase 111 shares of Discovery Common. These options were received by Dr. Rosenwald as compensation for serving on the Board of Directors of the Company prior to the Merger. As a consequence of the Reverse Split, each of Dr. Rosenwald's options to purchase shares of Ansan Common Stock prior to the Merger was exchanged for the right to purchase 1/3 of a share of new Company Common Stock. Each option is exercisable for one share of Discovery Common at an exercise price of $0.87 per share. All of the options are exercisable within the next six months.

Item 4. Purpose of Transaction.

            See Item 3.

            Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) As of the above date, Dr. Rosenwald, through acquisitions by RAQ, and through Paramount Capital, through acquisitions by Aries Trust and Aries Domestic, beneficially owned 1,089,409 shares, or 34.3% of the Discovery Common, as follows:

                                                  Amount Owned
               Dr. Rosenwald                      111
               RAQ                                1,001,738
               Aries Domestic                     26,268
               Aries Trust                        61,292

and RAQ beneficially owned the 1,001,738 shares of Discovery Common indicated above.

      (b) Dr. Rosenwald shares the power to vote or to direct the vote and to dispose or to direct the disposition of all those shares owned by each of RAQ and, through Paramount Capital, Aries Domestic and Aries Trust. RAQ shares the power to vote or to direct the vote and to dispose or to direct the disposition of all of its shares.

      (c) Other than as set forth in this Schedule 13D, the Reporting Parties have not engaged in any transactions in the Common Stock of the Company.

      (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Company. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from Aries Trust and Aries Domestic. Dr.

Rosenwald is the sole shareholder of Paramount Capital. Dr. Rosenwald is the managing member and President of RAQ.

            Except as indicated in this 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits:

EXHIBIT A Copy of an Agreement between Dr. Rosenwald, RAQ, Paramount Capital, Aries Domestic and Aries Trust to file this statement on Schedule 13D on behalf of each of them.

EXHIBIT B List of executive officers and directors of RAQ and information called for by Items 2-6 of this Statement relating to said officers and directors.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    RAQ, LLC

Dated: December 5, 1997
       New York, New York            By: /s/ Lindsay A. Rosendwald, M.D.
                                        ---------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: President

Dated: December 5, 1997
       New York, New York               /s/ Lindsay A. Rosenwald, M.D.
                                        ---------------------------------------
                                        Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Discovery Laboratories, Inc. and hereby affirms that such Schedule 13D is being filed on behalf of each of the undersigned.

                                    RAQ, LLC

Dated: December 5, 1997
       New York, New York            By: /s/ Lindsay A. Rosenwald, M.D.
                                        ----------------------------------------
                                         Name:  Lindsay A. Rosenwald, M.D.
                                         Title: President


Dated: December 5, 1997
       New York, New York                /s/ Lindsay A. Rosenwald, M.D.
                                        ----------------------------------------
                                             Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

            The name and principal occupation or employment, which in each instance is with RAQ, LLC ("RAQ") located at 787 Seventh Avenue, 48th Floor, New York, New York 10019, of each executive officer and director of RAQ is as follows:

NAME                                               PRINCIPLE OCCUPATION
                                                   OR EMPLOYMENT

Lindsay A. Rosenwald                               President

Item 2-6.

            Please refer to Items 2-6 herein reporting the beneficial ownership.